Exhibit 3.5



The following Amendment to Article II of the By-laws of Accufacts Pre-Employment Screening has been ratified by a majority of the Board of Directors.


                  "Section 2, Annual Meeting. The annual meeting of the Shareholders shall be held at 10:00 a.m. on the last day of September in each year if not a Saturday, Sunday or legal holiday, and if a Saturday, Sunday or legal holiday, then on the next business day following at the same hour, or at the discretion of a majority of the Board of Directors, at any such time and date agreed to by a majority of the Board of Directors. At such meeting, the Shareholders shall elect a Board of Directors and transact such other business as may properly come before the meeting. If the annual meeting of Shareholders is not held as herein prescribed, the election of Directors may be held at any meeting thereafter called."


 No further amendments have been made or are contemplated to the By-laws at this time.